Exhibit 99.1

Infinite Reality’s SPAC Partner, Newbury Street Acquisition Corp., Announces Nasdaq Extension for Proposed Business Combination

NEW YORK, June 12, 2024 (GLOBE NEWSWIRE) -- Infinite Reality (“Infinite Reality” or “iR”), a leading global provider of cutting-edge virtual, AI-powered immersive experiences, today announced that, on June 10, 2024, its partner for its previously announced business combination (the “Business Combination”), Newbury Street Acquisition Corporation (Nasdaq: NBST) (“Newbury” or the “Company”), received notice from the Nasdaq Office of General Counsel that the Nasdaq Hearings Panel (the “Panel”) had granted the Company’s request to continue its listing on Nasdaq through September 23, 2024 (the “Extended Date”).

As previously reported by Newbury, the Company received notice from the Listing Qualifications Department (“Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that unless the Company timely requested a hearing before the Panel, the Company’s securities would be subject to suspension and delisting from Nasdaq due to the Company’s non-compliance with Listing Rule IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering. The Company timely requested a hearing before the Panel and the hearing was held on May 23, 2024.

The Panel’s decision is subject to certain conditions, including that the Company will have completed its previously announced proposed Business Combination with Infinite Reality on or before the Extended Date and that the combined company will have demonstrated compliance with all applicable requirements for initial listing on Nasdaq.

In the event that the Company does not complete the Business Combination by the Extended Date or fails to demonstrate compliance with the Nasdaq initial or continued listing rules, the Company’s securities would be subject to suspension on Nasdaq, absent an additional extension.

About Infinite Reality

Infinite Reality (“iR”) is an innovative technology and entertainment company specializing in the development of cutting-edge, AI-powered immersive experiences. iR’s immersive experiences enable brands and creators to fully control the ways in which they distribute content, engage audiences, and commercialize their creations while also giving them ownership over their data. With its deep expertise in Hollywood production, iR develops immersive experiences that maximize the value between brands, content, and audiences and redefine the possibilities in connected digital environments.

About Newbury Street Acquisition Corporation

Newbury Street Acquisition Corporation (“NBST”) is a special purpose acquisition blank check company (“SPAC”) whose business purpose isto effect formed for the purpose of entering into a merger, capital stock or share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. NBST is sponsored by Newbury Street Acquisition Sponsor LLC. NBST is led by Thomas Bushey, Chief Executive Officer and Kenneth King, Chief Financial Officer. NBST’s Directors include Jennifer Vescio (Chief Business Development Officer at Uber), Matthew Hong (Former COO of Turner Sports), and Teddy Zee (Former EVP of Columbia Pictures).Additionally, the NBST’s Advisors include Ted Seides (Capital Allocators) and Katie Soo (Former HBO Max and WB) and Maurice Koo(Rockpool Capital).

Investor & Media Contacts:

Brett Milotte, ICR

Brett.Milotte@icrinc.com